Corem Property Group
SUPPLEMENT TO COREM PROPERTY GROUP AB (PUBL)'S OFFER DOCUMENT REGARDING THE OFFER TO ACQUIRE ALL OUTSTANDING SHARES IN
KLOVERN AB (PUBL)
IMPORTANT INFORMATION
This document is an English translation of the Company's official Swedish supplement document, which has been approved and registered by the Swedish Financial Supervisory Authority (Sw. Finansinspektionen) (the "SFSA").

This document (the "Supplement Document") is a supplement to the offer document (the "Offer Document") which has been prepared by Corem Property Group AB
(publ), org. no. 556463-9440 ("Corem") or (the "Company"), in connection with the public takeover bid submitted by Corem on 29 March 2021 to the shareholders of Klovern AB (publ), org. no. 556482-5833 ("Klovern") regarding all shares in Klovern, and the issue of ordinary shares and preference shares in Corem proposed by the Board of Directors of Corem as share consideration in the offer, and for admission to trading of such shares on Nasdaq Stockholm
(the "Offer").

APPLICABLE LAW AND DISPUTES
The Supplement Document shall be regulated and interpreted in accordance with Swedish law. Any dispute, controversy or claim arising out of or in connection with the Supplement Document, shall be settled exclusively by Swedish courts and the Stockholm District Court (Sw. Stockholms tingsratts) shall be the court of first instance.

This Supplement Document has been approved and registered by the SFSA in accordance with the provisions in Chapter 2 of the Act (2006:451) on public takeover bids on the stock market (the "Takeover Act"), Chapter 2a,
Section 11 of the Act (1991: 980) on trading in financial instruments, and
Article 23.1 and 23.2 of Regulation (EU) 2017/1129 of the European Parliament and of the Council (the "Prospectus Regulation"). Neither approval nor registration entails any guarantee from the SFSA that the factual information in the Offer Document or the Supplement Document is correct or complete.

The information in this Supplement Document is intended to be correct, although not complete, only at the time of publication of the Supplement Document. No assurance is given that the information has been or will be correct at any other time. Except as required according to Nasdaq Stockholm's Takeover Rules issued by the Swedish Corporate Governance Board on 1 January 2021 (the "Takeover Rules") or applicable law, Corem expressly disclaims any obligation to publish updates or revisions of the Supplement Document.

The figures reported in this Supplement Document have in some cases been rounded off and therefore the tables in the Supplement Document do not necessarily sum up correctly. All financial figures are in Swedish kronor ("SEK") unless otherwise stated. Except where expressly stated, no information in the Supplement Document has been reviewed or audited by the auditor. The information in the Supplement Document is provided only in connection with the Offer and may not be used for any other purpose.

RESTRICTIONS
The Supplement Document is not an offer being made, directly or indirectly, in Australia, Canada, Hong Kong, Japan, New Zealand or South Africa, or in any other jurisdiction where such offer according to law, restrictions or regulations in such relevant jurisdiction would be prohibited according to applicable law. This Supplement Document and any documentation relating to the Offer are not being published in, or distributed to or into, and must not be mailed or otherwise distributed or sent in or into any country in which the distribution or offering would require any such additional measures to be taken or would be in conflict with any law or regulation in such country. Shareholders in Klovern are referred to the restrictions set out in the section Important Information-Restrictions on pages 2-3 in the Offer
Document. Shareholders in Klovern in the United States are specifically referred to the restrictions set out under Important Information-Notice to US investors on page 3 in the Offer Document. Further information about the terms and conditions, restrictions and limitations of liability that apply to the Offer are presented in the Offer Document.

FORWARD-LOOKING STATEMENTS
Statements in this Supplement Document relating to future status or circumstances, including statements regarding future performance, growth and other trend projections as well as benefits of the Offer, are forward-looking statements. Forward-looking statements may generally, but not always, be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may", "will", "expects", "believes", "anticipates", "plans", "intends", "estimates", "projects", "targets", "forecasts", "seeks", "could", or the negative of such terms, and other variations on such terms or comparable terminology. Forward-looking statements include, but are not limited to, statements about the expected future business of Klovern resulting from and following the Offer. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of Corem and Klovern. Any such forward-looking statements speak only as of the date on which they are made and, neither Corem nor Klovern has (or undertakes) any obligation to update or revise any of them, whether as a result of new information, future events or otherwise, except for in accordance with applicable laws and regulations including the Takeover Rules.

TABLE OF CONTENT
SUPPLEMENT TO THE OFFER DOCUMENT 	4
STATEMENT BY THE BOARD OF DIRECTORS OF KLOVERN	5
FAIRNESS OPINION FROM SHB	12
ADDRESSES	14
SUPPLEMENT TO THE OFFER DOCUMENT
On 29 March 2021, Corem Property Group AB (publ), reg. no. 556463-9440 ("Corem"), submitted a public offer to the shareholders of Klovern AB (publ), reg. no. 556482-5833, reg. no. 556482-5833 ("Klovern") to acquire all outstanding ordinary shares of class A, ordinary shares of class B, and preference shares in Klovern in exchange for consideration in the form of newly issued shares in Corem (the "Offer"). On 19 April 2021, Corem adjusted the exchange ratios for ordinary shares of class B in Klovern to correspond with the exchange ratio that has been determined for ordinary shares of class A in Klovern. Following the adjustment, the Offer means that Corem offers the shareholders in Klovern (i) 0.88 newly issued ordinary shares of class A in Corem for each ordinary share of class A in Klovern, (ii) 0.88 newly issued ordinary shares of class B in Corem for each ordinary share of class B in Klovern, and (iii) 1.12 newly issued ordinary shares of class D in Corem for each preference share in Klovern. As an alternative consideration, preference shareholders in Klovern may choose to receive 1.00 newly issued preference shares in Corem for each preference share in Klovern.
This document (the "Supplement Document") is a supplement to the offer document prepared by Corem, which was approved and registered by the Swedish Financial Supervisory Authority (the "SFSA") on 12 May 2021 (SFSA's ref. no. 21-9008), in connection with the Offer (the "Offer Document").
The Offer Document was published on 12 May 2021 on Corem's website (www.corem.se) and on Swedbank AB (publ)'s ("Swedbank") website (www.swedbank.se/prospekt).

The Supplement Document, which was prepared in accordance with Chapter 2a,
Section 11 of the Act (1991:980) on trading in financial instruments and
Article 23.1 and 23.2 of Regulation (EU) 2017/1129 of the European Parliament and of the Council (the "Prospectus Regulation"), was approved and registered by the SFSA on 3 June 2021 (SFSA's ref. no. 21-14457) and published on 3 June 2021 on the above-mentioned websites. The Supplement Document shall be read in conjunction with and constitutes an integral part of the Offer Document in all respects. The definitions used in the Offer Document also apply in the Supplement Document.

The Supplement Document has been prepared due to the statement by the Board of Directors of Klovern, which was published on 27 May 2021, and the submission of a fairness opinion from Svenska Handelsbanken AB ("SHB").
The statement by the Board of Directors of Klovern and the fairness opinion from SHB are included in their entirety in this Supplement Document.

WITHDRAWAL OF ACCEPTANCE

Shareholders in Klovern who have accepted the Offer prior to the publication of this Supplement Document have, in accordance with Nasdaq Stockholm's Takeover Rules issued by the Swedish Corporate Governance Board on 1 January 2021 (the "Takeover Rules"), the right to withdraw submitted acceptances within five (5) business days from the publication of the Supplement Document, i.e.
no later than 10 June 2021. In order for a withdrawal of a submitted acceptance to be valid, a written withdrawal must have been received by the issue department at Swedbank (address below) or, in the case of shareholders whose shares are nominee-registered, by such person as is specified in the instructions from the shareholder's nominee, no later than 10 June 2021.
In other respects, the right to withdraw a submitted acceptance of the Offer may be exercised in accordance with what is stated in the Offer Document.

Swedbank AB (publ)
Emissioner C66
SE-105 34 Stockholm
Sweden

For complete terms and conditions and other information about the Offer, please refer to the Offer Document, which, together with the Supplement Document, is available on the above-mentioned websites.

STATEMENT BY THE BOARD OF DIRECTORS OF KLOVERN

KLOVERN
Press release
27 May 2021
Statement by the Board of Directors of Klovern in relation to Corem's public offer

The Board of Directors of Klovern recommends holders of Class A and Class B shares in Klovern to accept Corem's public offer, meaning that they will receive Corem Class A and Class B shares, respectively, as consideration. Preference shareholders in Klovern are also recommended to accept Corem's public offer and elect to receive Corem preference shares as consideration, not Corem Class D shares. The Board of Directors considers, however, that it would likely improve the credit profile of Corem, thus also improving the credit profile of Corem and Klovern as a combined group, if Class D shares are elected instead of preference shares.

This statement is made by the Board of Directors of Klovern AB ("Klovern") pursuant to Rule II.19 of the Nasdaq Stockholm Takeover Rules (the "Takeover Rules").

The Offer

As of 29 March 2021, Corem Property Group AB (publ) ("Corem") announced a public offer to the shareholders in Klovern (the "Offer"). The consideration for Klovern Class B shares was upward adjusted on 19 April 2021 because of a ruling by the Swedish Securities Council (Sw. Aktiemarknadsnamnden).
The Offer thereafter entails that 0.88 Corem Class A shares are offered for each Klovern Class A share and that 0.88 Corem Class B shares are offered for each Klovern Class B share. Holders of preference shares in Klovern are offered, at the holder's election, either 1.12 Corem Class D shares or 1.00 Corem preference share for each Klovern preference share.

The total value of the Offer for all shares in Klovern, excluding repurchased shares and shares held by Corem, correspond to approximately SEK
19,780 million.1

The Offer entailed, at the time of announcement of the Offer, a premium of approximately:
* For Class A ordinary shares: 28.1 per cent based on the closing prices of each company's shares of class A on 26 March 2021, which was the last trading day before the announcement of the Offer; and 27.8 per cent based on the volume-weighted average prices paid for each company's Class A ordinary shares during the last 20 trading days prior to the announcement of the Offer;
* For Class B ordinary shares: 30.1 per cent based on the closing prices of each company's Class B ordinary shares on 26 March 2021, which was the last trading day before the announcement of the Offer; and 29.5 per cent based on the volume-weighted average prices paid for each company's Class B ordinary shares during the last 20 trading days prior to the announcement of the Offer;
* For preference shares for which consideration is received in the form of ordinary shares of class D: a calculation of the premium is not available since no ordinary shares of class D have yet been issued and admitted to trading on Nasdaq Stockholm. For preference shares for which consideration is received in the form of preference shares in Corem: 0.2 per cent based on the closing prices for each company's preference shares on 26 March 2021, which was the last trading day before the announcement of the Offer; and 1.2 per cent based on the volume-weighted average prices paid for each company's preference shares during the last 20 trading days prior to the announcement of the Offer;

The acceptance period in the Offer ends on 11 June 2021. The acceptance period may be extended. Completion of the Offer is conditional upon, among other things, the Offer being accepted to such an extent that Corem becomes the owner of shares representing more than 90 per cent of the shares in Klovern. Corem has reserved the right to waive, in whole or in part, one or several conditions.

Actions taken by the Board of Directors

Corem has not conducted any due diligence review of Klovern in connection with the preparation of the Offer. However, the Board of Directors of Klovern has allowed Corem, with the assistance of Klovern, to seek prior approval from Klovern's lenders for exemptions from credit facility provisions, concerning, among other things, change of control and continued listing of the company. Klovern has not provided any inside information to Corem.

Klovern has not conducted any due diligence review of Corem in the form of documentary review. Thus, Klovern has relied on public information regarding Corem but has also had the opportunity to ask verifying questions to Corem and has received adequate answers from Corem regarding the absence of undisclosed adverse value-affecting circumstances concerning Corem.

The Board of Directors of Klovern has appointed Carnegie Investment Bank AB (publ) as financial advisor and Advokatfirman Vinge KB as legal advisor in connection with the Offer. The Board of Directors has further appointed Handelsbanken Capital Markets to provide a fairness opinion regarding the Offer. The opinion is attached to this statement.

The Board of Directors of Klovern has requested a ruling2 from the Swedish Securities Council regarding whether the consideration originally offered for Klovern Class A and Class B shares, respectively, complied with the principle of equal treatment. The ruling led to the above-mentioned upward adjustment of the consideration for the Class B shares in the Offer.

Board members Eva Landen, Rutger Arnhult3 and Lars Hockenstrom have due to a conflict of interest not participated and will not participate in the board's handling of or decisions regarding the Offer. The independent board members are Pia Gideon (Chairman of the board), Ulf Ivarsson and Johanna Fagrell Kohler. Thus, these board members constitute the independent Board of Directors of Klovern on matters relating to the Offer.

Assessments by the Board of Directors

Klovern will, provided that Klovern's shareholders accept the offer to such an extent that Corem becomes the owner of more than 90 per cent of the shares and thus may carry out a compulsory redemption of the remaining shares, become a wholly owned subsidiary of Corem. A new group will thereby be created (the "New Group"). Since the consideration in the Offer consists of newly issued shares in Corem, the Offer entails that Klovern's shareholders are offered to become co-shareholders together with Corem's existing shareholders in the New Group. A key factor of the assessment for the Board of Directors has therefore been the estimated future development for the New Group in terms of net asset value and profit growth in consideration with risk relative to Klovern's own expected development.
This is to assess the difference between what, on the one hand, a Klovern shareholder currently has and, on the other hand, what a Klovern shareholder may expect to receive as a shareholder in the New Group if accepting the Offer.

The Board of Directors notes that the property value of the New Group on basis of the reported value of the properties of Klovern and Corem respectively as of 31 March 2021, is approximately 25 per cent higher than the property value of Klovern as per said date. The operations of the New Group in terms of property value will by approximately 80 per cent consist of Klovern's current operations. The property portfolio will increase with the properties that Corem owns within the property segment of warehouse/logistics. The share of warehouse/logistics properties for the New Group constitutes approximately 25 per cent of the property value, compared with Klovern's corresponding share which amounts to approximately 7 per cent. The share of office properties is estimated to decrease to approximately 45 per cent from Klovern's current share of approximately 57 per cent. Development properties and properties classified as current assets have in the calculation of these figures been treated as separate segments. The share of properties for education/healthcare and development decreases by approximately 2 and 3 percentage points, respectively. Corem's geographical allocation of the property portfolio is similar to Klovern's allocation, which provides a similar geographic allocation of the property portfolio of the New Group, with approximately 54 per cent of the property value in Region Stockholm, approximately 15 per cent in Region East and approximately 18 per cent in Region West. The share of the property value located outside of Sweden decreases by approximately 3 percentage points. Corem's and Klovern's properties complement each other geographically in certain parts, which the board believes creates conditions for increased efficiency in property management for the New Group, which in turn may contribute to operational coordination gains.

Simultaneously as the New Group's property value increases by approximately 25 per cent, both the operating surplus and profit from property management (properties) on an annual basis as of 31 March 2021, are expected to increase by approximately 30 per cent, excluding any synergies, and the cash flow profile for the New Group will be stronger relative to Klovern's cash flow profile. This is considered to be beneficial for Klovern's shareholders.

The Board of Directors notes that Corem emphasizes that synergies are expected as a result of the coordination of Corem's and Klovern's operations in the form of revenue synergies of SEK 30 million annually (with full effect expected within three years), operational cost synergies of SEK 40 million annually (with full effect expected within two years) and financial synergies of SEK 130 million annually (with full effect expected within two years).
The Board of Directors agrees with Corem's assessment that prerequisites for synergies exist for the New Group. However, the Board of Directors has not received Corem's basis for and detailed calculations of the expected synergies that Corem has presented and, thus, may not independently assess the possibility of realizing these.

The Board of Directors notes that Corem emphasizes positive effects that in the long run are expected to create conditions for reducing the operational risk and improving the credit profile of the New Group. The Board of Directors agrees with Corem's assessment that such conditions exist, but also notes that the net loan-to-value ratio4 initially slightly increases in the New Group compared with Klovern's current net loan-to-value ratio, while the debt ratio5 decreases slightly. Corem is of the opinion, in the long term, that conditions exist for the New Group to receive a rating corresponding to investment grade and Corem updated its financial targets as of 6 May 2021 whereof one is to reach investment grade within two years.

The Board of Directors, considers that a key factor for the New Group to achieve the target to reach investment grade within two years is that a relevant proportion of outstanding preference shares in both Klovern and Corem is replaced by Class D ordinary shares, which would be positive for the credit profile and the capital raising of the New Group. However, as described below, the Board of Directors recommends the preference shareholders in Klovern to accept the Offer with consideration in the form of preference shares in Corem. The Board of Directors, therefore, assesses that there is a risk that the exchange of preference shares to Class D ordinary shares in the New Group will not take place to such extent and time that Corem estimates, which is expected to increase the uncertainty of reaching the target of investment grade within two years.

Specific financial effects for Class A and Class B ordinary shares in Klovern

Based on Corem's and Klovern's long-term net asset value, respectively, attributable to ordinary shares as of 31 March 2021, with deduction of subsequent dividends paid on ordinary shares in Corem and the exchange ratio for ordinary shares in the Offer, the long-term net asset value per ordinary share for Klovern's ordinary shareholders increases-even if just slightly-in the New Group according to the calculations of the Board of Directors. This entails that there is a value transfer through the Offer in terms of long-term net asset value from Corem's Class A and Class B ordinary shareholders to Klovern's Class A and Class B ordinary shareholders. There are, according to the calculations of the Board of Directors, conditions for the growth rate of the long-term net asset value per Class A and Class B ordinary share in the New Group to correspond to the medium-term growth rate that Klovern is expected to achieve on its own.

A value transfer will occur from preference shareholders to Class A and Class B ordinary shareholders in the New Group, in the event of a conversion of preference shares into Class D ordinary shares. If all outstanding preference shares in Corem and Klovern are converted into Class D ordinary shares at the ratio of 1.12, would this entail an increase in the long-term net asset value (according to and in comparison, with the above) per ordinary share for Klovern's ordinary shareholders in the New Group by approximately 20 per cent according to the board of directors' calculations (please see further below).

Profit from property management (properties) of the New Group attributable to Class A and Class B ordinary shareholders on an annual basis as of 31 March 2021, is estimated to increase by approximately 9 to 136 per cent per ordinary share on the basis of the exchange ratio in the Offer for ordinary shares, excluding synergies, compared with corresponding earnings per ordinary share in Klovern. There are, according to the calculations of the Board of Directors, conditions for the growth rate of the profit from property management per Class A and Class B ordinary share in the New Group to be slightly higher than the medium-term growth rate that Klovern is expected to achieve on its own.

Specific financial effects for preference shares in Klovern

The provisions of the articles of association regarding the preference shares of Corem and Klovern correspond to each other in respect to the right to dividends, its size and frequency as well as the so-called amounts outstanding in the event of passed dividend on preference shares. Both Corem's and Klovern's preference shares are also redeemable following a decision of the general meeting to the same amount per preference share.7

However, the Board of Directors notes that there are differences in the provisions if there are amounts outstanding, whereby such an amount in Corem's case must be adjusted upwards by a factor corresponding to an annual interest rate of seven per cent and in Klovern's case eight per cent. Furthermore, the Board of Directors notes that the amount a preference share entitles in the event of a dissolution of the company, with preference over the ordinary shares, is SEK 450 per preference share in Corem and SEK 400 per preference share in Klovern.

The Board of Directors notes that the provisions regarding Class D ordinary shares in the articles of association of Corem differ in several respects from the provisions regarding preference shares.
Class D ordinary shares do not have preferential rights to dividends over Class A and Class B ordinary shares. A prerequisite for dividends to be paid on Class D ordinary shares is that dividends are also decided on Class A and Class B ordinary shares. Other value transfers to Class A and Class B ordinary shares, such as repurchase or redemption of Class A and Class B ordinary shares, do not provide prerequisites for or requirements on Corem to be able to pay dividends on Class D ordinary shares. In comparison with preference shares, there are no so-called amounts outstanding of passed dividend on preference shares and consequently, no requirement of upward adjustment for non-payment of dividends and no restriction to paying dividend on Class A and Class B ordinary shares before the amounts outstanding has been paid in full on preference shares.8

The Board of Directors further notes that all Class A, Class B or Class D ordinary shares in the event of the dissolution of the company, shall have an equal right to payment from the company's retained assets. Class D ordinary shares shall, however, be entitled to a maximum of SEK 300 per share. In short, this difference entails that the preferential rights of preference shares to the New Group's equity over ordinary shares are replaced, in the form of consideration of Class D ordinary shares in Corem, with the same right per share as other Class A and Class B ordinary shares. Calculated on the basis of the net asset value pro forma as of 31 March 2021, this corresponds to an amount in an interval of approximately SEK 23.70 to approximately SEK 28.609 (depending on how many preference shares are converted into Class D ordinary shares) per ordinary share (regardless of Class A, B or D) according to the calculations of the board of directors, which means that the issue price for ordinary shares of Class D significantly exceeds the net asset value of the Class D share, in contrast to other listed Class D shares of a similar nature that are priced below or in line with the net asset value of each Class D share. The net asset value can in this context also be compared with the preferential rights of preference shares over ordinary shares in the event of the New Group's dissolution of SEK 450 per preference share.

Furthermore, the wording of the articles of association allow an increase of the share capital through a bonus share issue, whereby new shares are issued to holders of Class A and Class B ordinary shares. The consequence of such a process could be that the number of Class A and Class B ordinary shares increases and that the amount distributed to all ordinary shares, and thus also Class D ordinary shares, in the event of the company's dissolution, further decreases. In addition, the wording of the articles of association also allow a bonus share issue of new preference shares to holders of Class A and Class B ordinary shares, but not to holders of Class D ordinary shares, which could make it possible for the holders of Class A and Class B ordinary shares to create a preferential right to both dividends and payments in the event of the dissolution of the company ahead of holders of Class D ordinary shares.

The Offer to the preference shareholders in Klovern consists of two alternative forms of consideration, whereby for each preference share in Klovern either i) a new preference share in Corem (the New Group) or
ii) 1.12 new Class D ordinary shares in Corem (the New Group), is received. The difference in the exchange ratio corresponds to a maximum of approximately
0.75 per cent higher annual return10 for new Class D ordinary shares compared to new preference shares. However, as stated in the description above, Class
D ordinary shares are subordinated to the preference shares in Corem, and in addition, the wording of the articles of association leaves room for allocation that could affect Class D ordinary shareholders adversely to a larger extent than is the case with preference shares. The preference shares in Corem as well as in Klovern are since earlier listed securities, have an established market pricing and a known liquidity, which is not true for the Class D ordinary shares in Corem. How the market pricing-taking into account the uncertainties and risks that are described above and that, in several aspects, are specific compared to other listed D shares of a similar type-and the liquidity of the Class
D ordinary shares will be is not known. This adds additional uncertainty in the assessment of the value of the consideration in the form of Class D ordinary shares.

The recommendation of the Board of Directors

The opinion of the Board of Directors of the Offer is based on a number of different factors and criteria that the Board of Directors has determined to be relevant when evaluating the Offer. The most important assessment criteria are described in more detail above. The Board of Directors has considered the current position of Klovern and, when possible, Corem, the expected future development and potential, including possibilities and risks. The Board of Directors has analyzed the Offer using methods normally used in public offers, including Klovern's and Corem's valuation relative to comparable listed companies, offer premiums in previous public offers on Nasdaq Stockholm, the market's expectations in respect of Klovern's and Corem's profitability development and movements in market prices, as well as the Board of Directors' expectations of Klovern's long-term value development based on the expected future development of Klovern's net asset value and earnings.

Handelsbanken Capital Markets considers in its fairness opinion that the Offer is fair for Klovern's holders of ordinary shares-and also fair for Klovern's preference shareholders as far as the Corem preference share consideration alternative is concerned-from a financial point of view but not fair with regard to the alternative where Corem Class D shares are offered as consideration for Klovern preference shares.

Altogether, the unanimous conclusion of the Board of Directors is the following:
* The Offer substantially reflects Klovern's fair value of Class A and Class B ordinary shares and possible growth as well as related opportunities and risks. In light of the above, the Board of Directors recommends the Class A and Class B ordinary shareholders in Klovern to accept the Offer.

* The Offer's consideration alternative consisting of new Corem preference shares substantially reflects Klovern's fair value of Klovern preference shares and thereto related possibilities and risks. In short, a share swap from preference shares in Klovern to preference shares in Corem entails the same preferential right over ordinary shares for dividends, and in the event of the company's dissolution, increases the right to the company's retained assets from SEK 400 to SEK 450 per preference share. The Board of Directors considers it positive for the New Group and Class A and Class B ordinary shareholders if the number of outstanding preference shares is reduced for the benefit of Class D ordinary shares in Corem. This notwithstanding, the Board of Directors does not recommend the alternative of receiving Class D ordinary shares in Corem for preference shares in Klovern. The Board of Directors assesses that the maximum possible higher return (when paying the maximum possible dividend on Class D ordinary shares and preference shares according to the articles of association) is not in proportion to the increased uncertainties and the higher risks associated with Class D ordinary shares compared with preference shares. Therefore, the Board of Directors recommends the preference shareholders in Klovern to accept the Offer of consideration in the form of preference shares in Corem.

The shareholders in Klovern are asked to monitor the value of Corem's shares during the remaining part of the acceptance period and note that the value of the Class A and Class B ordinary shares and the preference shares changes over time.

Effects for Klovern and its employees

According to the Takeover Rules, the Board of Directors must present its opinion regarding the impact that the implementation of the Offer may have on Klovern, particularly in terms of employment, and its opinion regarding Corem's strategic plans for the company and the anticipated effects such plans will have on employment and on the locations where Klovern conducts its operations. In its Offer document, Corem has stated the following regarding the Offer:
"Corem expects that the proposed merger of the operations will have positive effects also organizationally, and that the companies' competencies and strengths complement and reinforce each other. In order to realize added value, the integration of Klovern and Corem will likely involve certain organizational and operational changes, as well as changes for the employees, in the Combined Company. Corem's current Chairman of the Board, Patrik Essehorn, will, together with the remaining Board members, continue to hold their current positions after the merger. Likewise, Corem's CEO, Eva Landen and CFO, Anna-Karin Hag, will continue in their respective roles after the merger. Which specific changes will take place in connection with the integration will be decided only after the implementation of the Offer and a subsequent thorough evaluation of the combined activities, in order for the companies' complementary knowledge and competence to be utilized in the best way. Before the completion of the Offer, it is too early to conclude which measures will be taken and what effects these would have. No decisions have been made regarding any changes regarding Corem's or Klovern's employees and management or regarding the current organization or operations, including terms of employment, employment and the places where Klovern conducts its operations."

The Board of Directors assumes that Corem's description is accurate and has in relevant aspects no reason to take a different view.

This statement shall be governed by and construed in accordance with Swedish law. Disputes arising from this statement shall be settled exclusively by Swedish courts.

Stockholm 27 May 2021

Klovern AB (publ)
The Board of Directors
For further information, please contact:
Pia Gideon, Chairman of the Board of Directors in Klovern
Phone: +46 70 546 71 00

Klovern is a real estate company committed to working closely with customers to offer them attractive premises in growth regions. Klovern is listed on Nasdaq Stockholm. For further information, see www.klovern.se.

Klovern AB (publ), Bredgrand 4, 111 30 Stockholm.
Phone: +46 10 482 70 00. Email: info@klovern.se.

This is a translation of the original Swedish language press release.
In the event of discrepancies, the original Swedish wording shall prevail.

1 Based on the closing price for Corem's Class A and B ordinary shares as well as preference share as of 26 March 2021, which corresponds to a consideration of approximately SEK 16.59 per Class A ordinary share, approximately SEK 16.90 per Class B ordinary share and SEK 323.00 per preference share in Klovern. In the calculation, shares in Klovern owned by Corem, as well as shares acquired and held by Klovern, have been excluded.

2 See Swedish Securities Council Ruling 2021:22.

3 Board member in Klovern up to and including 25 March 2021.

4 Interest-bearing net debt in relation to property value.

5 Interest-bearing net debt in relation to EBITDA.

6 The interval depends on how many preference shares in Klovern that accept consideration in the form of new Class D ordinary shares in Corem and how many preference shares in Corem that accept the exchange offer for new Class D ordinary shares in Corem.

7 Both Corem's and Klovern's preference shares are entitled to a preferential right over ordinary shares to an annual dividend of SEK 20 per preference share with quarterly payments of SEK 5.00 per preference share and have the same record date. If no dividend has been paid to preference shareholders, or if only dividend of less than SEK 20 per preference share has been paid for one or more years, the preference shares shall carry the right to receive the amounts outstanding of the following years' profit available for distribution (as defined in the respective Articles of Association) before dividends on ordinary shares may be paid. Regarding the redemption of preference shares, the provisions of the articles of association also correspond to each other insofar as the preference shares in both Corem and Klovern are redeemable following a decision of the Annual General Meeting to a predetermined amount of SEK 500 per preference share.

8 Instead, when resolving on the payment of dividend on Class A and Class B ordinary shares, Class D ordinary shares shall be entitled to 50 times the total dividend on Class A and Class B ordinary shares, however, not more than SEK 20 per Class D ordinary share and year.
If the dividend per Class D ordinary share is less than SEK 20, the limit of dividend of SEK 20 shall be increased to allow for the amount falling below SEK 20 maintained per year to be paid in dividends at a later time, assuming that sufficient dividend is resolved to be paid on Class A and Class B ordinary shares to enable such payment, at which time the limit of dividends shall be reverted to SEK 20.

9 The interval depends on how many preference shares in Klovern that accept consideration in the form of new Class D ordinary shares in Corem. SEK 23.70 per ordinary share corresponds to the net asset value per Class A and Class B ordinary share according to Corem's Offer document regarding the Offer
(however adjusted for a deduction for dividends paid on ordinary shares in Corem of approximately SEK 223 million, adjusted for preference shares in Klovern which have previously entered into an undertaking to accept a consideration of Class D shares, which increases the common shareholders' ordinary net asset value by approximately SEK 227 million and increases the number of ordinary shares by approximately 0.8 million). In the offer document's statement of how the net asset value has been calculated, a deduction is made for an amount of SEK 7,490 million attributable to preference shares, hybrid bonds and Class D ordinary shares, of which the amount attributable to hybrid bonds amounts to SEK 1,300 million and consequently SEK 6,190 million to preference shares. In the event of a reclassification from preference shares to Class D ordinary shares, do these shares have the same right to equity in accordance with the provisions of the articles of association as Class A and Class B ordinary shares and, the capital shall be divided equally per ordinary share. Thus, if all preference shares in Corem and Klovern are converted into Class D ordinary shares, will the joint substance of the ordinary shareholders increase by SEK 6,190 million that are to be divided equally per ordinary share and, an additional maximum of approximately 22.4 million Class D ordinary shares at the conversion of all preference shares at a ratio of 1.12 which, together with 1,097.9 million Class A and Class B ordinary shares, shall have an equal right to the joint share capital, which corresponds to a net asset value per Class A, Class B and Class D ordinary share of approximately SEK 28.60.

10 Provided payment of the maximum possible dividend for each share class and a value of approximately SEK 320 per preference share in Corem.

FAIRNESS OPINION FROM SHB

Stockholm 27 May 2021

To The Board of Directors of Klovern AB (publ)

The Board of Directors of Klovern AB (publ) ("Klovern") has assigned Handelsbanken Capital Markets to render an opinion as to the fairness from a financial point of view of the public offer from Corem Property Group AB
(publ) ("Corem") to the shareholders of Klovern (the "offer"). For information regarding the offer and its terms and conditions please refer to the press releases published by Corem on 29 March and 19 April 2021 as well as the offer document published on 12 May 2021.

In connection with the presentation of this opinion, we have, inter alia, reviewed and taken into account the terms and conditions of the offer (including the terms and conditions for the ordinary shares of class A, class B and class D and the preference shares included in the offer and as stipulated in the Articles of Association of Corem), certain publicly available information published by Klovern and Corem, including annual reports and interim reports, and other publicly available information relating to Klovern and Corem, including certain market research reports and reports produced by equity research analysts. We have also discussed the Klovern operations, financial position, profit development, strategy and future prospects with senior members of management of Klovern.

We have considered certain financial and stock exchange related information regarding Klovern and Corem in comparison with similar information regarding certain other companies with similar operations as well as comparable acquisition transactions. We have also taken into consideration the share price development and trading activity in the Klovern shares and the Corem shares and performed such other analysis and studies which we have considered appropriate as a basis for this opinion.

We have not conducted any so-called "due diligence" in order to verify the accuracy of the information received from Klovern or elsewhere and we have not made any independent evaluation or assessment of the assets and liabilities of Klovern and Corem. Without independent verification by us, we have relied upon that all of the financial and other information reviewed by us as a basis for this opinion in all material aspects are correct and accurate and that no information of material importance for the evaluation of Klovern future earnings capacity or for our overall assessment has been omitted or not presented to us.

Our opinion is based on the Swedish regulatory system and upon current market, economic, financial and other conditions as well as information made available to us as of the date hereof. Any change in such conditions may require a revaluation of this opinion. Our opinion does not include any assessment as to the price at which the Klovern shares may trade in the future.

Based upon and subject to the foregoing, we are of the opinion that
(i) the consideration in the offer to the A- and B-shareholders of Klovern and
(ii) the alternative consideration in the offer to the preference shareholders of Klovern consisting of newly issued preference shares in Corem, as of the date hereof, from a financial point of view, is fair and (iii) that the consideration in the offer to the preference shareholders of Klovern consisting of newly issued D-shares in Corem, as the date hereof, from a financial point of view, is not fair.

Handelsbanken Capital Markets is a business area within Svenska Handelsbanken AB with operations within securities trading and brokerage, equity research and corporate finance. Within the framework of its normal operations within securities trading and brokerage, Handelsbanken Capital Markets may, at any point in time, hold long or short positions in, and may for own or clients' accounts trade in, shares and other securities related to Klovern and Corem. In addition, Svenska Handelsbanken AB may have granted credits to Klovern and Corem and may hold equity related securities in Klovern and Corem as security.

We will receive a fixed fee for this opinion and other financial advisory services in connection to the offer irrespective of the outcome of the offer.

It is understood that this letter is for the information of the Board of Directors of Klovern only in connection with their evaluation of the offer and should thereof not be interpreted as a recommendation to the shareholders of Klovern. The letter may not be used, quoted, reproduced or be used for any other purpose without prior written consent from us, except that a copy of this opinion may be included in its entirety in any offering circular or response document or press release that the Board of Directors of Klovern is required to make in connection with the offer. This opinion is subject to Swedish substantive law and any dispute in respect of this statement shall be resolved exclusively by Swedish court of law.

This is a translation of the fairness opinion written in Swedish. It is for information purposes only and does not constitute a part of the opinion.
For the avoidance of doubt, in the case of any inconsistency or ambiguity between the Swedish language version and the English translation, the Swedish language version shall prevail.

Handelsbanken Capital Markets
Corporate Finance

ADDRESSES
THE COMPANY
Corem Property Group AB (publ)
Box 56085
102 17 Stockholm
Visiting address: Riddargatan 13 C, 114 51 Stockholm
Tel 08-503 85 333
www.corem.se

LEGAL ADVISERS TO THE COMPANY
Walthon Advokater AB
Stureplan 4a
114 35 Stockholm

Linklaters Advokatbyra AB
Regeringsgatan 67
103 98 Stockholm

FINANCIAL ADVISERS
Nordea Bank Abp, filial i Sverige
Smalandsgatan 17
111 46 Stockholm

Swedbank AB (publ)
Malmskillnadsgatan 23
105 34 Stockholm

THE COMPANY'S AUDITOR
Ernst & Young AB
Jakobsbergsgatan 24
103 99 Stockholm

CENTRAL SECURITIES DEPOSITORY
Euroclear Sweden AB
Klarabergsviadukten 63
P.O. Box 191
101 23 Stockholm